United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                   Form 12b-25

                           NOTIFICAITON OF LATE FILING

(Check One):  /X/ Form 10-K // Form 20-F // Form 11-K // Form 10-Q // Form N-SAR

              For Period Ended: June 30, 2004

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:

                         Commission File Number 1-11900
                            CusiP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Integrated Security Systems, Inc.
         8200 Springwood Drive, Suite 230
         Irving, TX  75063


Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /X/     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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Part III - Narrative

The Company is currently awaiting financing information and is delaying filing of the Form 10-KSB for possible disclosure implications. The Company anticipates filing the Form 10-KSB on or before October 13, 2004.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         David H. Oden
         Haynes and Boone, LLP
         972-739-6929

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).  /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  /X/ Yes   / / No

Sales for the current fiscal year increased by approximately 96% or $4.8 million to $9.8 million in fiscal year 2004 from $5.0 million in fiscal 2003. This increase is primarily due to the acquisition of ARMR Services Corporation in September 2003. Gross margin increased by $0.8 million; however, gross margin as a percentage of sales decreased to 26% in fiscal year 2004 from 36% for fiscal year 2003. The decrease in gross margin as a percentage of sales is principally due to the introduction of several new products and the related inherent manufacturing issues regarding new product introduction.

Operating expenses increased by 50% or $1.6 million to $4.8 million during fiscal 2004 from $3.2 million for fiscal year 2003 primarily due to the relocation and consolidation of the Company's manufacturing operations related to the B&B ARMR Corporation subsidiary.

Research and development expenses increased approximately $250,000 during fiscal period 2004 due to the development and testing of several new products at the B&B ARMR subsidiary.

During fiscal 2004, interest expense increased by approximately $890,000. This increase is primarily due to nonrecurring and non-cash interest charges incurred that were associated with securing additional financing during the fiscal 2004 period.



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                        Integrated Security Systems, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September 28, 2004                 By:  /s/ C. A. Rundell, Jr.
       ------------------                      --------------------------------
                                               Director, Chairman of the Board,
                                               and Chief Executive Officer
                                               (Principal Executive and
                                               Financial Officer)








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